Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

March 29, 2012

Item 3.	News Release

The Company’s news release dated March 29, 2012, was disseminated by Marketwire, Incorporated on March 29, 2012.

Item 4.	Summary of Material Change

The Company announced its preliminary operating and financial results for the third quarter of fiscal 2012.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Fifer, Executive Chairman of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated March 29, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Richard Fifer
Richard Fifer
Executive Chairman

SCHEDULE "A"

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Preliminary Third Quarter Results of Fiscal 2012

Vancouver, BC – March 29, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces its preliminary operating and financial results for its Molejon gold mine, located in Panama. Currency is reported in United States dollars unless otherwise indicated.

Molejon Mine Preliminary Operating and Financial Highlights for Third Quarter of Fiscal 2012

  Gold ounces mined: 36,304

  Gold ounces poured: 14,163 (includes 300 ounces from on/off leach pad project)

  Gold ounces sold: 12,701

  Gold ounces stockpiled as at February 29, 2012: 84,572

  Revenue for the third quarter of fiscal 2012: $19 million

  Cash position as at February 29, 2012: $8.5 million

  Revenue for nine months ended February 29, 2012: $71 million

  Gold ounces sold during nine months ended February 29, 2012: 46,078

  Gold ounces poured during nine months ended February 29, 2012: 50,277

Near the end of the third quarter, the Company commissioned its new Metso Crusher 125 mobile crushing system, which has increased crusher capacity by approximately 10,000 tonnes per day during the current fourth quarter of fiscal 2012. This additional crushing capacity supports the expansion of the Molejon gold plant with a fourth ball mill, which has been procured and is scheduled for shipping to Panama within the next two weeks. With the addition of this fourth ball mill plus two additional leach tanks and two additional Carbon-in-Pulp tanks, throughput will increase beginning in the first quarter of fiscal 2013, during which Petaquilla anticipates the additional 1,000 tpd processing capacity to result in approximately 2,000 additional ounces of gold recovery monthly.

Other significant transactions completed subsequent to the third quarter include a Convertible Loan Agreement (the “Loan Agreement”) and Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”), in the amounts of CAD$6,000,000 and US$11,300,000, respectively. The principal portion of the Loan Agreement is convertible at Deutsche Bank’s option into common shares of the Company at a conversion price of CAD$0.6121. Pursuant to the Silver Agreement, the Company will deliver 525,500 ounces of silver to Deutsche Bank over a five year term and the Company will receive an additional cash payment for silver pricing above US$25 per ounce, up to a maximum of US$30 per ounce. A portion of the net proceeds from the Silver Agreement has been used to pay out the Company’s previously outstanding Notes and Convertible Notes. This complete redemption of Notes and Convertible Notes will reduce the Company’s interest costs by $10 million annually. Remaining net proceeds have funded the completion of the expansion of the Molejon Gold Plant and a drilling program at the Company’s Lomero-Poyatos concession to re-categorize mineral resources from the inferred classification to measured and indicated and reserves.

For the current fourth quarter of fiscal 2012, the Company is forecasting gold poured within the range of 18,000 to 21,000 ounces, and revenues within the range of $27 to $31.5 million. Cash cost for fiscal 2012 is anticipated to remain within the range of $550 - $600 per ounce of gold sold.

The Company wishes to remind shareholders that it will conduct a webcast today at 10:00 a.m. Pacific/1:00 p.m. Eastern. The webcast will include a business update by Richard Fifer, the Company’s Executive Chairman, and a replay of the call/webcast will be available for 30 days following the event. Dial in numbers for the call and the weblink for the webcast are provided in the Company’s news release of March 26, 2012.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.